Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND SIX MONTHS ENDED JUNE 30, 2020

As of August 12, 2020

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Fortuna Silver Mines Inc.

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company:

•	operates the Caylloma silver, lead and zinc mine (“Caylloma”) in southern Peru,

•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and

•	is currently constructing an 18,750 tpd open pit gold heap leach mine (“Lindero Project”) in northern Argentina.

The Company only processes ore extracted from its own mining concessions and does not purchase ore or mineral concentrates from third parties either for processing, refining, or trading.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at June 30, 2020 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of August 12, 2020 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019 and the related notes contained therein. All amounts in this MD&A are expressed in United States dollars, unless otherwise indicated. Certain amounts shown in tables within this MD&A may not add exactly to the totals due to rounding.

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB").

In this MD&A, we refer to various Non-GAAP Financial Measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and these measures are widely reported in the mining industry as benchmarks for performance. Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 3

Fortuna Silver Mines Inc.

Second Quarter Financial, Corporate and Operating Highlights

Sales were $44.5 million, a 34% decrease from the $67.9 million reported in the same quarter in 2019 (“Q2 2019”).

Mine operating income was $13.8 million, a 40% decrease from the $23.0 million reported in Q2 2019.

Net loss was $5.7 million or $0.03 per share compared to a net income of $10.3 million or $0.07 per share reported in Q2 2019.

Adjusted net loss (refer to Non-GAAP Financial Measures) was $5.1 million compared to $7.2 million adjusted net income reported in Q2 2019.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) was $9.4 million compared to $27.2 million reported in Q2 2019.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) was $0.2 million compared to $15.4 million reported in Q2 2019.

Corporate Highlights

On March 31, 2020, the Mexican government mandated the suspension of all non-essential business activities, including mining, to contain the spread of COVID-19. Operations at the San Jose Mine were suspended for 54 days during the quarter. On May 26, 2020, production activities resumed after the Mexican government granted approval to re-start operations.

On May 6, 2020, the Company released its 2019 Sustainability Report prepared in accordance with the Global Reporting Initiative Standards. The report highlights the Company’s sustainability strategy, progress and performance against its environmental, social, and governance (ESG) indicators and commitments.

On May 20, 2020, the Company closed a $69 million bought deal equity financing, which included the exercise in full of the over-allotment option.

Construction activities at the Lindero Project were suspended on March 19, 2020 in response to a period of national social isolation in relation to COVID-19 imposed by the Government of Argentina. On April 28, 2020, the Company submitted and received approval to resume operations at the Lindero Project under a Minimum Emergency Operations Program. As a result, mobilization to the project site commenced in the second half of May 2020 and construction activities subsequently resumed.

On June 4, 2020, the Company completed the amendments to the financial covenants in its $150 million credit facility in response to the impact COVID-19 had on our cashflows and financial position.

On July 6, 2020, the Company voluntarily suspended operations at the Caylloma Mine to sanitize and disinfect the mine. Mining and ore processing operations at the mine resumed on July 27, 2020.

On July 10, 2020, the Company commenced stacking ore on the heap leach pad at the Lindero Project.

COVID-19

The COVID-19 pandemic is significantly impacting economies around the world and our operations. In response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which include among others, the closure of international borders, temporary suspension of all non-essential activities, and the declaration of mandatory quarantine periods.

Management's Discussion and Analysis, page 4

Fortuna Silver Mines Inc.

The Company is managing the necessary country-by-country restrictions in order to assist in the protection of those most vulnerable. At the mine sites and at the Lindero Project, health protocols are in place for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted as necessary in accordance with circumstances at each location. The Company’s focus will continue to be on maintaining steady production, whilst ensuring the health and safety of the workforce and continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and community.

To comply with measures implemented by the Government of Mexico in the second quarter, the Company initiated an orderly temporary suspension of mining and processing activities at the San Jose Mine from April 2 to May 26, 2020. A reduced workforce remained on site to safeguard critical infrastructure and maintain environmental monitoring through the suspension period. On May 25, 2020, the Mexican Government approved the resumption of operations at the San Jose Mine.

On March 20, 2020, in response to the Government of Peru mandated period of social isolation period mining activities were suspended at the Caylloma Mine while processing activities continued to operate with a reduced workforce drawing from its ore stockpile. The transportation of concentrates and essential supplies continued to be permitted, and the operation had sufficient stock of critical supplies, consumables, and camp provisions to cover the extended isolation period. Mining activities subsequently re-commenced using a reduced workforce in accordance with the terms of a regulatory framework issued by applicable Peruvian Government Ministries.

In Argentina, construction activities were temporarily halted at the Lindero Project on March 19, 2020 in response to the Government of Argentina mandated period of social isolation. On April 28, 2020, the Company submitted and received approval to resume operations at the Lindero Project under a Minimum Emergency Operations Program. During this period a reduced workforce remained on site to maintain critical activities, including security and environmental monitoring. Mobilization of workforce and recommencement of construction activities began in mid-May 2020.

The safety and health of our employees, contractors and the local communities where we operate are of the greatest importance to the Company. The Company established a Health, Safety, Security, and Environmental Committee to coordinate our company-wide response measures to curb the spread of COVID-19. These measures include, but are not limited to, travel restrictions, employees working from home, whenever possible, and other preventative measures at our operations. Preventative measures at our sites include, but are not limited to, social distancing, enhanced cleaning and disinfecting protocols, elimination of group meetings, reducing occupancy on crew buses, health checks and testing for COVID-19 before travelling to and on arrival at the mine site, regular testing once on site, taking temperatures before and after shifts, frequent hand washing, and requiring workers with symptoms to not come to work. In the event any of our employees are tested positive for COVID-19, this will be handled in accordance with our demanding protocols and all actions taken have been coordinated with the health authorities. Our strict health protocols and sanitary vigilance related to COVID-19 remain in place as a “new normal” way of working.

Due to the impact COVID-19 has had on our operations, the initial negative effect on base metal prices, our financial condition, and global economic uncertainty, the Company initiated a comprehensive review of its operations with a focus on cost reductions in operating costs, sustaining capital expenditures, and the cancellation of greenfield and limited brownfield exploration activities. These cost reductions will put the Company in a better position to weather these uncertain times.

As at the date of this MD&A, the number of COVID-19 cases and deaths in the countries where our mines operate continues to ascend. Until the number of cases and death rate start to flatten and decline, there is no certainty that the governments may not mandate another round of extreme measures, including the suspension of business activities, including mining.

As a result of government mandated constraints on business in the countries that host our operations and the uncertainties related to these constraints, the Company is unable to determine the impact on its production and cost guidance for 2020, and on April 2, 2020, the Company withdrew its production and cost guidance for 2020 until further notice. In Peru, Mexico and Argentina, the number of positive COVID-19 cases continues to rise at a significant rate. Outbreaks of COVID-19 in areas where we operate, further restrictive directives of government and public health authorities, delays in our supply chain, and impediments to market logistics, and further suspensions of operations at the Company’s mines or suspension of construction at the Lindero Project remain a significant risk to our business and operations. As the situation with respect to the COVID-19 pandemic is dynamic, the Company is not able at this time to update its production and cost guidance for 2020 or ascertain the full extent and impact of COVID-19 on the Company’s operations, as it depends upon future developments to combat COVID-19 which cannot be predicted. However, the Company continues to assess the situation as the pandemic evolves.

Management's Discussion and Analysis, page 5

Fortuna Silver Mines Inc.

The mandated shutdown at the San Jose Mine have resulted in the Company incurring $2.0 million of care and maintenance costs as well as $0.1 million of COVID-19 related expenses.

Operating Highlights

Consolidated Metrics	Three months ended June 30,			Six months ended June 30,
	2020	2019	% Change	2020	2019	% Change
Key Indicators
Silver
Metal produced (oz)	1,273,922	2,387,225	(47%)	3,093,234	4,620,554	(33%)
Metal sold (oz)	1,300,327	2,551,385	(49%)	3,106,358	4,645,542	(33%)
Realized price ($/oz)	17.03	14.85	15%	16.58	15.20	9%
Gold
Metal produced (oz)	7,099	13,497	(47%)	17,200	26,811	(36%)
Metal sold (oz)	7,179	14,559	(51%)	17,385	26,835	(35%)
Realized price ($/oz)	1,727	1,311	32%	1,636	1,313	25%
Lead
Metal produced (000's lbs)	6,777	6,975	(3%)	14,499	14,148	2%
Metal sold (000's lbs)	7,696	7,110	8%	14,312	14,341	(0%)
Zinc
Metal produced (000's lbs)	10,977	11,173	(2%)	22,797	22,469	1%
Metal sold (000's lbs)	11,859	10,924	9%	22,371	22,193	1%

Silver and gold production for the three months ended June 30, 2020 both decreased by 47% to 1,273,922 ounces and 7,099 ounces, respectively, over the same period in 2019. At San Jose, silver and gold production decreased by 52% and 50% to 1,029,049 ounces and 6,654 ounces, respectively, over the same period in 2019. Production was severely impacted by the 54 day shutdown of operations mandated by the Mexican government to mitigate the spread of COVID-19, and a 19% and 15% decrease in silver and gold head grade due to mining in lower grade material compared to same period in 2019. At Caylloma, mining activities slowed as measures were taken to mitigate the spread of COVID-19. As a result, the total tonnes of ore extracted from the mine during the period decreased by 25% to 102,365 tonnes compared to the same period in 2019, which was supplemented by processing 31,807 tonnes from its ore stockpile in order to maintain production levels. Silver production increased 6% to 244,873 ounces over the same period in 2019 due to a 13% increase in head grade. Lead production decreased 3% to 6.8 million pounds due to an 9% decrease in metallurgical recovery which was partially offset by a 7% increase in head grade. Zinc production decreased 2% to 11.9 million pounds due to lower metallurgical recovery.

Management's Discussion and Analysis, page 6

Fortuna Silver Mines Inc.

Selected Financial Information

Consolidated Financial Metrics	Three months ended June 30,			Six months ended June 30,
	2020	2019	% Change	2020	2019	% Change
(Expressed in $ millions except per share information)
Sales	$44.5	$67.9	(34%)	$92.0	$126.9	(28%)
Mine operating income	13.8	23.0	(40%)	21.2	44.5	(52%)
Operating income (loss)	(1.3)	15.7	(108%)	0.5	26.6	(98%)
Net income (loss)	(5.7)	10.3	(155%)	(10.2)	12.5	(182%)
Earnings (loss) per share - basic	(0.03)	0.07	(143%)	(0.06)	0.08	(175%)

Adjusted net income (loss)[1]	(5.1)	7.2	(171%)	(7.3)	15.6	(147%)
Adjusted EBITDA[1]	9.4	27.2	(65%)	25.4	51.1	(50%)
Net cash provided by operating activities	3.4	24.0	(86%)	16.7	27.9	(40%)
Free cash flow from ongoing operations[1]	0.2	15.4	(99%)	14.3	17.5	(18%)
Capex
Sustaining	2.1	4.8	(56%)	5.6	9.4	(40%)
Non-sustaining	0.1	1.0	(90%)	0.2	1.7	(88%)
Lindero	4.9	62.0	(92%)	26.3	92.9	(72%)
Brownfields	0.2	1.8	(89%)	1.8	3.0	(40%)

	June 30, 2020	Dec 31, 2019	% Change
Cash and cash equivalents	$76.7	83.4	(8%)

Total assets	$959.4	$936.1	2%
Debt	$132.6	$146.5	(9%)
Shareholders' equity	$692.0	$635.4	9%

Notes:

1.  Refer to Non-GAAP financial measures.

Sales for the three months ended June 30, 2020 were $44.5 million, a 34% decrease from the $67.9 million reported in Q2 2019. The decrease was due primarily to the impact of a 54-day government mandated shutdown at the San Jose Mine resulting in a $20.4 million decrease in sales as silver and gold sales volume decreased 56% and 53%, respectively, despite higher metal prices compared to the same period in 2019. Two other factors that lead to lower sales were lower lead and zinc prices and higher treatment charges.

Sales for the six months ended June 30, 2020 were $92.0 million, a decrease of 28% from the $126.9 million reported in Q2 2019. The decrease was due primarily to the impact of a 54-day government mandated shutdown at the San Jose Mine which reduced the sales volume of silver and gold by 49% and 37%, respectively, in the second quarter as well as lower lead and zinc prices and higher treatment charges.

The Company recorded an operating loss of $1.3 million for the three months ended June 30, 2020 compared to $15.7 million in operating income for the same period in 2019. The swing to an operating loss was due primarily to the significant reduction in sales due to the impact of COVID-19 restrictions and $2.0 million spent on care and maintenance costs incurred during the 54-day shutdown at San Jose, a $4.9 million increase in share-based payment expense due to mark-to-market effect of stock price increase over the quarter, and $2.8 million in foreign exchange losses on a weak Argentine Pesos.

Operating income for the six months ended June 30, 2020 was $0.5 million compared to $26.6 million reported in Q2 2019. The decrease in operating income was due primarily to the reduced sales and $2.0 million spent on care and maintenance costs during the 54-day government mandated shutdown of the San Jose Mine.

Management's Discussion and Analysis, page 7

Fortuna Silver Mines Inc.

Net loss for the three months ended June 30, 2020 was $5.7 million compared to a $10.3 million net income reported in Q2 2019. The net loss was attributable to a decline in mine operating profits as a result of a 54-day government mandated shutdown of the San Jose Mine, lower lead and zinc prices and higher treatment charges at Caylloma, $2 million of care and maintenance costs incurred during the shutdown of the San Jose Mine, an increase in share-based payment expense and foreign exchange losses in Argentina. These were partially offset by $2.2 million of investment gains from cross-border Argentine Pesos denominated securities trades.

Net loss for the six months ended June 30, 2020 was $10.2 million compared to a $12.5 million net income reported in Q2 2019. As explained above, mine operating profits were significantly impacted by the 54-day government mandated shutdown of the San Jose Mine, $2 million of costs incurred as the San Jose Mine was placed on care and maintenance and higher income taxes.

Adjusted net loss (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2020 was $5.1 million compared to $7.2 million in adjusted net income reported in Q2 2019. The net loss was adjusted primarily to reflect the removal of foreign exchange losses and investment gains related to the Lindero Project.

Adjusted net loss (refer to Non-GAAP Financial Measures) for the six months ended June 30, 2020 was $7.2 million compared to a $15.6 million adjusted net income reported in Q2 2019. The net loss was adjusted to reflect primarily the removal of foreign exchange losses and investment gains related to the Lindero Project

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2020 decreased 65% to $9.4 million compared to $27.2 million reported in Q2 2019. The decrease was attributable to lower mine operating profits which was significantly impacted by the 54-day government mandated shutdown of the San Jose Mine and $2.0 million of costs incurred as the mine was placed on care and maintenance during the shutdown, lower lead and zinc prices as well as higher treatment charges at Caylloma and higher share-based payment expense.

Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the six months ended June 30, 2020 decreased 50% to $25.4 million compared to $51.1 million reported in Q2 2019. The explanation for the decrease in adjusted EBITDA is the same as for the three months ended June 30, 2020.

Net cash provided by operating activities for the three months ended June 30, 2020 decreased 86% to $3.4 million compared to $24.0 million in Q2 2019. The decrease was due to reduced cashflows from the San Jose Mine for 54 days during the government mandated closures of non-essential businesses, including mining, to reduce the spread of COVID-19 as well as negative changes in working capital as a result of timing of settlement of trade receivables and payables.

Net cash provided by operating activities for the six months ended June 30, 2020 decreased 40% to $16.7 million compared to $27.9 million in Q2 2019. As explained above, the decrease was due primarily to the loss of cashflows from the San Jose Mine as a result of the government mandated shutdown of mining operations.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) for the three months ended June 30, 2020 was $0.2 million compared to $15.4 million in Q2 2019. The decrease was due primarily to the loss of cashflows from the San Jose Mine as a result of a government mandated shutdown of mining operations.

Free cash flow from ongoing operations (refer to Non-GAAP Financial Measures) for the six months ended June 30, 2020 was $14.3 million compared to $17.5 million in Q2 2019. The decrease was due primarily to the reduced cashflows from the San Jose Mine as a result of the 54-day government mandated shutdown of mining operations and was partially offset by lower income taxes paid and lower sustaining capital expenditures.

Management's Discussion and Analysis, page 8

Fortuna Silver Mines Inc.

As at June 30, 2020, the Company had cash and cash equivalents of $76.7 million (December 31, 2019 – $83.4 million), a decrease of $6.7 million since the beginning of the year. During the second quarter the Company generated $3.4 million from operations, completed an equity financing for gross proceeds of $69 million and paid down $55 million of the revolving credit facility. Expenditures on the Lindero Project during the second quarter include $13.5 million of construction and preproduction expenditures, $8.2 million on interest and working capital changes, and $3.0 million of value added taxes. Partially offsetting the expenditures on the Lindero Project were $2.2 million of investment gains from cross-border Argentine Pesos denominated securities trades. Sustaining and non-sustaining capital expenditures at the San Jose and Caylloma mines totaled $0.7 million for the quarter.

Lindero Project

Construction at the Lindero open pit heap leach gold mine located in Salta Province, Argentina is approximately 97% complete as at June 30, 2020.

The following table summarizes Lindero Project spending on construction and preproduction related costs for the six months ended June 30, 2020:

		Six months
	Cumulative to	ended
(Expressed in $ millions)	December 31, 2019	June 30, 2020	Total
Construction capital expenditures	$268.2	$26.2	$294.4
Contractor advances and deposits on equipment, net of transfers	10.5	(4.2)	6.3
Total Construction Spending	278.7	22.0	300.7
Preproduction costs	8.0	14.3	22.3
Sustaining spare parts, supplies and materials inventory	6.2	5.2	11.4
Other costs [1]	4.5	2.7	7.2
Total Lindero Project Costs	$297.4	$44.2	$341.6

Note 1: Consists of Argentina financial transaction taxes, deposits and other costs

There were $16.9 million of construction trade payables outstanding as at end of the second quarter.

On March 19, 2020, the Government of Argentina declared effective at midnight a period of mandatory national “social isolation” in relation to COVID-19, effective until March 31, 2020. The period of isolation was subsequently extended until May 24, 2020. However, on April 3, the Government of Argentina introduced exceptions to the “social isolation” restrictions, in which mining operations were declared as a critical activity and are permitted to be undertaken with a reduced workforce. In order to initiate mining activities, the Provincial Government of Salta requires companies to present a Minimum Emergency Operation Program (a “MEOP”) together with a COVID-19 protocol to the Province’s Emergency Operations Committee (“EOC”) for approval. On April 28, 2020, the Company received approval to resume operations under its MEOP. The Lindero Project construction plan has been revised to implement sanitary protocols for the prevention and handling of COVID-19 cases, which include a reduced on-site workforce to support social distancing measures. Mobilization to the project site to resume construction activities commenced during the second half of May 2020.

The primary and secondary crushing circuits have been successfully commissioned, and the ramp-up phase commenced where the primary and secondary crushing circuits will increase production until nominal rate of 18,750 tonnes per day are achieved. The Company expects to achieve nominal rate production in the fourth quarter of 2020; inclusive of the tertiary HPGR system and agglomeration plant.

Ore stacking on the initial irrigation cell at the heap leach pad began on July 10, 2020. Heap irrigation is scheduled to commence at the end of August.

Ore for the commissioning and initial ramp-up of the crushing circuit and stacking on the heap leach pad is being sourced from the medium grade coarse ore stockpile inventory, of approximately 1.0 million tonnes averaging 0.55 g/t gold (refer to Fortuna news releases dated January 13, 2020 and April 14, 2020). During the period from July 2020 to December 2020, an estimated 1.7 million to 1.9 million tonnes of ore are scheduled to be placed on the leach pad with an average gold grade of 1.00 g/t to 1.10 g/t. The estimated stripping ratio during this period is between 0.68 to 0.75 (refer to Fortuna news release dated May 8, 2020).

Management's Discussion and Analysis, page 9

Fortuna Silver Mines Inc.

Final construction activities related to the process ponds, ADR and SART plants is continuing with electrical and piping installations progressing according to plan. The process pond and ADR plant electric rooms have been energized. Pre-commissioning of the solution handling system started on July 11, 2020 with the barren pond pumping equipment.

Between 25,000 to 28,000 ounces of gold doré are scheduled to be produced for the period of September to December 31, 2020. Commercial production is expected to start in the first quarter of 2021, achieving an all-in sustaining cash cost of between $520/oz to $620/oz of gold (refer to Fortuna news releases dated May 8, 2020 and February 20, 2020).

The Company forecasts total construction costs of between $314 million to $320 million, which represents an increase of 28 percent from the September 2017 feasibility estimate (refer to Fortuna news release dated March 11, 2020). The Company estimates that as of June 30, 2020, the remaining funds required to complete the Project, inclusive of pre-production expenditures, working capital and recoverable value added taxes, to be in the range of between $55.0 million to $60.0 million up to the start of gold sales during commissioning of the mine in the fourth quarter of 2020.

2020 Guidance

As a result of the government mandated temporary suspension of business activities in the countries that host our operations and the uncertainties related to these constraints, on April 2, 2020, the Company withdrew its production and cost guidance for 2020 until further notice. As the situation with respect to the COVID-19 pandemic is dynamic, the Company is not able at this time to update its production and cost guidance for 2020. However, the Company continues to assess the situation as the pandemic evolves.

Outlook

Significant uncertainty remains with respect to the future impact of COVID-19 on the Company’s business. The full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus, directives of government and public health authorities, the speed at which the Company’s suppliers and logistics providers can return to full operation, the status of labour availability, and the impact of supplier prioritization of clearing backlogs.

The impacts of the COVID-19 crisis that may have an effect on the Company include: a further decrease in short-term and/or long-term demand and/or pricing for the metals that we produce; reductions in production levels; further increased costs resulting from our efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit our ability to obtain external financing to fund our operations and capital expenditures, result in losses on our holdings of cash and investments due to failures of financial institutions and other parties, and result in a higher rate of losses on our accounts receivable due to credit defaults; disruptions to our supply chain; impairments and/or write-downs of assets; and adverse impacts on our information technology systems and our internal control systems as a result of the need to increase remote work arrangements. A material adverse effect on our employees, customers, suppliers and/or logistics providers could have a material adverse effect on us. The Company has incurred to-date $2.0 million of care and maintenance costs and an additional $0.1 million of COVID-19 related expenses.

As a result, the Company expects that its financial results for 2020 will be negatively impacted by continued COVID-19-related disruptions. The overall severity and duration of COVID-19-related adverse impacts on the Company’s business will depend on future developments which cannot be predicted. Even after the COVID-19 outbreak has subsided, the Company may continue to experience material adverse impacts to its business as a result of the global economic impact, including any related recession, as well as lingering impacts on demand for our products.

Management's Discussion and Analysis, page 10

Fortuna Silver Mines Inc.

The main focus for the second half of 2020 is to successfully transition the Lindero Project from construction to commercial production which is scheduled for the first quarter of 2021.

Financial Results

Sales

	Three months ended June 30,			Six months ended June 30,
	2020	2019	% Change	2020	2019	% Change
Provisional sales ($ million)
Caylloma	13.6	17.9	(24%)	26.8	37.1	(28%)
San Jose	27.4	49.6	(45%)	66.0	91.0	(27%)
Adjustments ($ million)[1]	3.6	0.4	789%	(0.8)	(1.2)	30%
Sales ($ million)	44.5	67.9	(34%)	92.0	126.9	(27%)
Silver
Metal produced (oz)	1,273,922	2,387,225	(47%)	3,093,234	4,620,554	(33%)
Provisional sales (oz)	1,300,327	2,551,385	(49%)	3,106,358	4,645,542	(33%)
Provisional sales ($ million)	20.2	35.0	(42%)	47.2	65.2	(28%)
Realized price ($/oz)[2]	17.03	14.85	15%	16.58	15.20	9%
Net realized price ($/oz)[3]	15.56	13.71	13%	15.20	14.04	8%
Gold
Metal produced (oz)	7,099	13,497	(47%)	17,200	26,811	(36%)
Provisional sales (oz)	7,179	14,559	(51%)	17,385	26,835	(35%)
Provisional sales ($ million)	11.4	18.0	(37%)	26.7	33.0	(19%)
Realized price ($/oz)[2]	1,727	1,311	32%	1,636	1,313	25%
Net realized price ($/oz)[3]	1,586	1,235	28%	1,536	1,230	25%
Lead
Metal produced (000's lbs)	6,777	6,976	(3%)	14,499	14,148	2%
Provisional sales (000's lbs)	7,696	7,110	8%	14,312	14,341	(0%)
Provisional sales ($ million)	4.4	5.8	(24%)	8.8	12.2	(28%)
Realized price ($/lb)[2]	0.75	0.86	(13%)	0.80	0.89	(10%)
Net realized price ($/lb)[3]	0.57	0.85	(33%)	0.61	0.85	(28%)
Zinc
Metal produced (000's lbs)	10,977	11,173	(2%)	22,797	22,469	1%
Provisional sales (000's lbs)	11,859	10,924	9%	22,371	22,193	1%
Provisional sales ($ million)	4.9	8.8	(44%)	10.1	17.8	(43%)
Realized price ($/lb)[2]	0.89	1.25	(29%)	0.93	1.24	(25%)
Net realized price ($/lb)[3]	0.41	0.80	(49%)	0.45	0.80	(44%)

Notes:

[1]	Adjustments consists of mark to market, final price adjustments and final assay adjustments

[2]	Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges

[3]	Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Sales for the three months ended June 30, 2020 were $44.5 million, or $23.4 million lower than the $67.9 million reported in the same period in 2019. The lower sales were due primarily to a 54-day government mandated shutdown of the San Jose Mine that led to a decrease in the volume of silver and gold ounces sold by 56% and 53%, respectively, despite higher silver and gold prices. In addition, lower sales were recorded at the Caylloma Mine as the higher volume of lead and zinc sales volume were not enough to offset the decline in lead and zinc prices.

Management's Discussion and Analysis, page 11

Fortuna Silver Mines Inc.

Sales at San Jose were $30.5 million, a $20.4 million decline from the $50.9 million reported in the same period in 2019. The lower sales were impacted by a 54-day government mandated shutdown of operations leading to a 1,292,680 and 7,560 decrease in silver and gold ounces sold, despite a 16% and 32% increase in silver and gold prices to $17.28/oz and $1,728/oz, respectively. Sales at Caylloma were $14.0 million, or 18% lower than the $17.0 million reported in the same period in 2019. Lead and zinc sales volume increased 8% and 9%, respectively, but were offset by lower metal prices and higher treatment charges.

Consolidated sales for the six months ended June 30, 2020 were $92.0 million, or $34.9 million lower than the $126.9 million reported for the same period in 2019. As explained above, the 54-day government mandated shutdown of the San Jose Mine which together with the mining of lower grade material after the shutdown significantly reduced sales by $24.4 million at the San Jose Mine. At the Caylloma Mine, sales decreased $10.5 million due primarily to lower lead and zinc prices and higher treatment charges.

Operating Income (Loss) and Adjusted EBITDA

	Three months ended June 30,				Six months ended June 30,
(Expressed in $ millions)	2020%[1]		2019%[1]		2020%[1]		2019%[1]
Operating income (loss)
San Jose	$10.7	35%	$17.8	35%	$18.8	29%	$30.7	34%
Caylloma	(1.2)	(8%)	1.5	9%	(2.9)	(11%)	6.5	18%
Lindero		0%		0%		0%		0%
Corporate	(10.8)		(3.6)		(15.4)		(10.6)
Total	$(1.3)	(3%)	$15.7	23%	$0.5	1%	$26.6	21%

Adjusted EBITDA[2]
San Jose	$16.0	52%	$26.3	52%	$31.4	48%	$45.7	51%
Caylloma	1.8	13%	5.1	30%	3.3	12%	13.6	37%
Lindero		0%		0%		0%		0%
Corporate	(8.4)		(4.2)		(9.3)		(8.2)
Total	$9.4	21%	$27.2	40%	$25.4	28%	$51.1	40%

Notes:

[1]	As a Percentage of Sales

[2]	Refer to Non-GAAP Financial Measures

[3]	Figures may not add due to rounding

Operating loss for the three months ended June 30, 2020 was $1.3 million compared to operating income of $15.7 million reported in Q2 2019. The swing to an operating loss was due primarily to a $9.2 million decrease in mine operating income which was impacted by a 54-day government mandated shutdown at the San Jose Mine, lower lead and zinc prices and higher treatment charges. Other factors impacting operating loss was $2.0 million of care and maintenance costs incurred during the 54-day shutdown at San Jose, higher share-based payment expense and foreign exchange losses in Mexico and Argentina.

At San Jose, operating income was $10.7 million or $7.1 million lower than the $17.8 million reported in 2019. The decrease was due to a 33% decline in mine operating income which was driven by reduced sales volume and $2.0 million of care and maintenance costs incurred during the 54-day shutdown of operations, but was partially offset by a $0.5 million decrease in general and administration costs due primarily to lower workers’ participation costs and other cost reduction initiatives. At Caylloma, operating income swung from a $1.5 million operating income in Q2 2019 to a $1.2 million operating loss. The operating loss was due primarily to a $2.4 million decline in mine operating income which was driven by a $3.1 million decline in sales as a result of an 13% and 29% decrease in lead and zinc prices, respectively, higher foreign exchange losses and lower general and administrative costs.

Management's Discussion and Analysis, page 12

Fortuna Silver Mines Inc.

Operating income for the six months ended June 30, 2020 was $0.5 million compared to $26.6 million reported in the same period in 2019. The decrease was due primarily to a $23.2 million decrease in mine operating income which was impacted by the 54-day COVID-19 related shutdown of the San Jose Mine, lower lead and zinc prices, and higher treatment charges. Other factors that contributed to the operating loss were higher share payment expenses, $2 million of care and maintenance costs incurred during the 54-day shutdown of the San Jose Mine and lower corporate administration costs as a result of cost reduction initiatives.

General and Administrative (“G&A”) Expenses

	Three months ended June 30,			Six months ended June 30,
(Expressed in $ millions)	2020	2019	% Change	2020	2019	% Change
Mine G&A	$2.2	$2.5	(12)%	$4.7	$4.9	(4)%
Corporate G&A	2.4	3.4	(29)%	4.6	5.9	(22)%
Share-based payments	5.6	0.7	700%	4.2	2.0	110%
Workers' participation	0.2	0.4	(50)%	0.5	0.7	(29)%
Total	$10.4	$7.0	49%	$14.0	$13.5	4%

General and administrative expenses for the three months ended June 30, 2020 increased 49% to $10.4 million compared to $7.0 million reported in the same period in 2019 driven by a $4.9 million increase in share-based payment expense as a result of a 120% increase in the Company’s share price on cash-settled share units, which was partially offset by lower personnel costs and other corporate administration costs.

General and administrative expenses for the six months ended June 30, 2020 increased 4% to $14.0 million compared to $13.5 million reported in the same period in 2019 due primarily to higher share-based payment expense, which was partially offset by lower personnel and corporate administration costs.

Foreign Exchange Loss

Foreign exchange loss for the three months ended June 30, 2020 increased $2.8 million to $2.6 million compared to a $0.2 million foreign exchange gain reported in the same period in 2019. The increase was due to a 9% quarter-over-quarter decline in the Argentine Peso against the U.S. dollar and resulted in $2.7 million of foreign exchange losses primarily on the value added tax receivable accumulated from the construction of the Lindero Project.

Foreign exchange loss for the six months ended June 30, 2020 increased $0.4 million to $3.9 million compared to the $3.5 million loss reported in the same period in 2019.

Investment Gains

Investment gains for the three months ended June 30, 2020 was $2.2 million compared to $Nil for the same period in 2019. The investment gains relate realized gains on cross-border bond trades that were entered into as a hedge against the Argentine Peso currency.

Investment gains for the six months ended June 30, 2020 was $3.3 million compared to $Nil for the same period in 2019.

Income Tax Expense

The COVID-19 pandemic severely affected our business and operations in the second quarter of 2020. International response to curb the spread of the virus through measures such as the temporary suspension of non-essential business activities, and mandatory social isolation, among others, have created an imbalance between global supply and demand for the commodities that we produce. This negatively affected the prices of lead and zinc and the flow of capital to safe haven financial assets denominated in U.S. dollars, which devalued the currencies in the countries which hosts our operations. These two factors severely reduced our pre-tax income resulting in an unusually high effective tax rate.

Management's Discussion and Analysis, page 13

Fortuna Silver Mines Inc.

Current Income tax expense for the three months ended June 30, 2020 was $4.0 million or $5.9 million lower than the $9.9 million reported in Q2 2019. The decrease was attributed to a decline in mine operating income due to the impact of a 54-day shutdown of the San Jose Mine and lower lead and zinc prices.

Current Income tax expense for the six months ended June 30, 2020 was $10.0 million or $8.5 million lower than the $18.5 million reported in the same period in 2019.

Deferred income tax expense for the three months ended June 30, 2020 was $2.2 million compared to a $4.2 million deferred income tax recovery reported in Q2 2019. The main drivers for the swing to a deferred tax expense was the depreciation of the Mexican Peso and Peruvian Soles and high inflation which affected the tax base of Mexican and Peruvian mining assets.

Deferred income tax expense for the six months ended June 30, 2020 was $3.3 million compared to a $5.6 million deferred income tax recovery reported in the same period in 2019.

Effective tax rate (“ETR”) for the three months ended June 30, 2020 was 1,131% compared to 36% reported in the same period in 2019. A low pre-tax income base coupled with the following four factors contributed to a high ETR, namely, mining taxes, the effect of a weak Mexican Pesos and Peruvian Soles on the translation to U.S. dollars of local currency denominated mining assets, and withholding taxes, and the impact of tax assets not recognized.

ETR for the six months ended June 30, 2020 was 422% compared to 51% reported in the same period in 2019. There were three factors that contributed to the high ETR, namely, the effect of a weak Mexican Pesos and Peruvian Soles on the translation to U.S. dollars of local currency denominated mining assets, withholding taxes, and the impact of tax assets not recognized.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, variations in  our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws and the impact of specific transactions and assessments. As a result of the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, the effective tax rate will fluctuate, sometimes significantly.  This trend is expected to continue in future periods.

Management's Discussion and Analysis, page 14

Fortuna Silver Mines Inc.

Results of Operations

San Jose Mine Operating Results

The San Jose Mine is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, gold and silver production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	160,151	271,016	406,977	527,658
Average tonnes milled per day	1,799	3,045	2,313	3,003

Silver
Grade (g/t)	220	273	217	270
Recovery (%)	91	91	91	91
Production (oz)	1,029,049	2,157,225	2,599,250	4,156,718
Metal sold (oz)	1,025,242	2,317,922	2,618,796	4,174,210
Realized price ($/oz)	17.28	14.85	16.56	15.19

Gold
Grade (g/t)	1.42	1.68	1.37	1.70
Recovery (%)	91	90	91	90
Production (oz)	6,654	13,204	16,284	25,945
Metal sold (oz)	6,703	14,263	16,480	25,975
Realized price ($/oz)	1,728	1,311	1,635	1,313

Unit Costs
Production cash cost ($/t)[2]	65.98	68.99	69.10	68.83
Production cash cost ($/oz Ag Eq)[1,2]	6.94	6.23	7.30	6.32
Net smelter return ($/t)	170.72	170.15	160.77	172.14
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	11.18	9.26	10.87	8.98

Capital expenditures ($000's)
Sustaining	1,170	1,856	2,743	3,412
Brownfields	194	1,616	1,500	2,652

Notes:

1.	Production cash cost silver equivalent and all-in sustaining cash cost (“AISC”) silver equivalent are calculated using realized metal prices for each period respectively

2.	Production cash cost, Production cash cost silver equivalent and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures

Management's Discussion and Analysis, page 15

Fortuna Silver Mines Inc.

Quarterly Results

On March 31, 2020, the Government of Mexico implemented measures to curb the spread of COVID-19, which measures included among others, the temporary suspension of all non-essential activities. To comply with these measures, the Company initiated an orderly suspension of mining and processing activities. A reduced workforce remained on site to safeguard critical infrastructure while the mine was closed. Production activities resumed at the San Jose Mine on May 26, 2020 following the confirmation of approval from the Government of Mexico to the re-start of operations.

The San Jose Mine produced 1,029,049 ounces of silver and 6,654 ounces of gold in the second quarter of 2020, which were 52% and 50% lower than the comparable quarter in 2019. Lower silver and gold production was attributed to a 54-day government mandated shutdown of operations and mining lower grade material.

Cash cost per tonne of processed ore decreased 4% to $65.98 per tonne (refer to Non-GAAP Financial Measures) compared to $68.99 per tonne for the comparable quarter in 2019. The decreased cash cost was due to impact of the government mandated shutdown, lower milling costs related to tailings disposal and energy costs, and lower execution of community support costs. Cash costs incurred during the shutdown were reported as care and maintenance costs.

Management's Discussion and Analysis, page 16

Fortuna Silver Mines Inc.

Caylloma Mine Operating Results

Caylloma is an underground silver, lead and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: throughput, head grade, recovery, silver, lead and zinc production and unit costs:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Mine Production
Tonnes milled	134,172	133,548	266,913	263,698
Average tonnes milled per day	1,525	1,501	1,500	1,498

Silver
Grade (g/t)	72	64	69	65
Recovery (%)	79	84	83	84
Production (oz)	244,873	230,000	493,984	463,836
Metal sold (oz)	275,085	233,463	487,562	471,332
Realized price ($/oz)	16.06	14.89	16.73	15.23

Lead
Grade (%)	2.77	2.61	2.86	2.67
Recovery (%)	83	91	86	91
Production (000's lbs)	6,777	6,975	14,499	14,148
Metal sold (000's lbs)	7,696	7,110	14,312	14,341
Realized price ($/lb)	0.75	0.86	0.80	0.89

Zinc
Grade (%)	4.29	4.22	4.43	4.30
Recovery (%)	87	90	87	90
Production (000's lbs)	10,977	11,173	22,797	22,469
Metal sold (000's lbs)	11,859	10,924	22,371	22,193
Realized price ($/lb)	0.89	1.25	0.93	1.24

Unit Costs
Production cash cost ($/t)[2]	74.92	86.11	77.86	82.83
Production cash cost ($/oz Ag Eq)[1,2]	14.04	10.27	13.88	9.79
Net smelter return ($/t)	91.17	134.52	102.12	140.70
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.81	13.48	16.28	13.20

Capital expenditures ($000's)
Sustaining	955	2,902	2,829	6,027
Brownfields	86	154	349	305

Notes:

1.	Production cash cost silver equivalent and all-in sustaining (“AISC”) cash cost silver equivalent are calculated using realized metal prices for each period respectively

2.	Production cash cost, Production cash cost silver equivalent and AISC silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures

Management's Discussion and Analysis, page 17

Fortuna Silver Mines Inc.

Quarterly Results

On March 15, 2020, the Government of Peru introduced a series of measures to contain the rapid spread of COVID-19 which included a declaration of a fifteen-day period of mandatory national “social isolation”, which was subsequently extended on several occasions and remains in place in certain provinces of Peru, such as Arequipa, subject to certain authorized economic activities such as mining. Despite the government mandated COVID-19 restrictions, operations at the Caylloma Mine were not disrupted. The mine initially operated by drawing ore from its coarse ore stockpile, and as the stockpile decreased, the mine re-started using a reduced workforce.

The Caylloma Mine produced 6.8 million pounds of lead and 11.0 million pounds of zinc during the second quarter of 2020, which were 3% and 2% lower than the 7.0 million pounds of lead and 11.2 million pounds of zinc produced during the comparable quarter in 2019. The lower production was due primarily to lower metallurgical recovery despite a 6% and 2% higher head grade for lead and zinc, respectively. Silver production totaled 244,873 ounces with an average head grade of 72 g/t, which was 6% higher than the 230,000 ounces with an average head grade of 64 g/t for the comparable quarter in 2019.

Cash cost per tonne of processed ore was $74.92 (refer to Non-GAAP Financial Measures), which was 13% lower than the $86.11 cash cost per tonne for the comparable quarter in 2019. The lower cash cost was due primarily to reduced mining operations resulting from COVID-19 restrictions and cost reduction initiatives implemented during the second quarter.

Quarterly Information

The following table provides information for the last eight fiscal quarters up to June 30, 2020:

	Expressed in $000's, except per share data
	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Sales	44,484	47,541	68,983	61,305	67,908	58,991	59,592	59,596
Mine operating income	13,777	7,464	23,445	16,671	22,978	21,487	17,345	16,497
Operating income (loss)	(1,290)	1,839	9,029	(1,459)	15,711	10,913	6,251	10,535
Net income (loss)	(5,655)	(4,498)	18,984	(7,710)	10,279	2,243	2,232	6,853

Basic EPS	(0.03)	(0.03)	0.12	(0.05)	0.07	0.01	0.01	0.04
Diluted EPS	(0.03)	(0.03)	0.12	(0.05)	0.07	0.01	0.01	0.04

Total assets	959,387	957,743	936,065	871,483	823,310	796,718	786,517	738,305
Debt	132,608	187,118	146,535	109,394	69,363	69,338	69,302	39,639

Sales decreased 6% in the second quarter of 2020 to $44.5 million compared to $47.5 million in the first quarter of 2020 as result of the continuing effect of the COVID-19 global pandemic which began in the first quarter of 2020. The primary reason for the decrease was due to the 54-day government mandated shutdown of the San Jose Mine as part of the Mexican Government’s response to curb the spread of COVID-19 which included the temporary cessation of all non-essential activities in Mexico, including mining. This severely curtailed silver and gold production by 34% and 31% despite higher silver and gold prices, which were partially offset by lower lead and zinc prices during the quarter. Net loss was also impacted by the payment of $2.0 million of care and maintenance costs incurred during the shutdown of the San Jose Mine and also higher share-based payment expense, which were partially offset by $2.2 million of investment gains from cross-border bond trades. The Company also incurred $0.1 million of COVID-19 related expenses and these costs are likely to remain in place for the duration of the pandemic. If the governments mandate suspension of mining operations due to COVID-19, the Company will likely incur additional care and maintenance costs.

Management's Discussion and Analysis, page 18

Fortuna Silver Mines Inc.

Sales decreased 31% in the first quarter of 2020 to $47.5 million compared to $69.0 million in the fourth quarter of 2019, which was due primarily to the global COVID-19 pandemic that had a significant effect on the Company’s operations and the mining industry at large. International response to the spread of COVID-19 led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. These restrictions significantly reduced the demand for industrial metals such as lead and zinc produced by the Caylloma Mine, which caused significant price declines of 8% and 20%, respectively. At the same time, the U.S. dollar, as a safe haven currency, benefited from the pandemic and resulted in the depreciation of certain local currencies, in particular, the Mexican and Argentine Pesos which declined 24% and 5%, respectively, in the host countries where we operate. Also impacting sales and mine operating income was the planned change in mine sequencing at the San Jose Mine, causing lower grade material to be mined. This lowered production resulted in a decrease in the volume of silver and gold ounces sold of 14% and 17%, respectively. The Company expects the decrease in production to be recovered through to the remainder of the year once the government imposed restrictions on the mining industry are lifted and production at the mine recommences. However, if COVID-19 remains a pandemic for an extended period, prices of industrialized commodities such as lead and zinc, and to a lesser extent, silver, may remain under pressure resulting in potential production curtailments on our production and sales revenues.

Sales increased 13% in the fourth quarter of 2019 to $69.0 million compared to $61.3 million in the third quarter of 2019 due primarily to a 15% and 7% increase in the volume of silver and gold ounces sold, respectively. Cash mine operating costs at the San Jose and Caylloma Mines were 6% higher and 4% lower, respectively. Pre-tax income included $11.0 million of investment gains from cross-border securities trades.

Sales decreased 10% in the third quarter of 2019 to $61.3 million compared to $67.9 million in the second quarter of 2019 due primarily to lower silver and gold ounces sold from the San Jose Mine as a result of scheduled mining at lower grade stopes. The lower sales and an $8.3 million foreign exchange loss from the devaluation of the Argentine Peso were the primary reasons for the $1.5 million operating loss and $7.7 million net loss in the third quarter of 2019.

Sales increased 15% in the second quarter of 2019 to $67.9 million compared to $59.0 million in the first quarter of 2019 due primarily to higher silver and gold sales volume from the San Jose Mine. Sales from the Caylloma Mine decreased $2.6 million or 13% quarter-over-quarter due to lower sales volume and a 21% and 11% decrease in the prices for lead and zinc, respectively. Cost of sales increased 20% over the first quarter of 2019 due to higher mining, milling, and labour costs. Foreign exchange swung to a $0.2 million gain from a $3.7 million loss in the first quarter as the Argentine Peso strengthened 2.1% against the U.S. dollar in the quarter and contributed $0.7 million towards the foreign exchange gain.

Precious Metal Prices Trends

Management's Discussion and Analysis, page 19

Fortuna Silver Mines Inc.

The sale of silver and gold ounces represents approximately 79% of the Company’s sales revenue while lead and zinc make up the remaining 21%. Therefore, the prices of silver and gold are the most dominant factors in determining the Company’s profitability and cash flow from operations. The prices of gold and silver are subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the U.S. dollar, interest rates and global economic and political issues. The financial performance of the Company is expected to continue to be closely linked to the prices of silver and gold.

The metal price environment for silver and gold has evolved during the COVID-19 pandemic. Since the March low of $1,498 per ounce, gold has steadily edged higher during the second quarter. By the end of April, the gold price had increased 3.9% to $1,685 per ounce and by the end of May, the gold price had increased another 2.5% to $1,728 per ounce, ending the second quarter at $1,768 per ounce, which is 10% higher than the closing gold price of $1,609 per ounce on March 31, 2020 and 17% higher than the closing gold price on December 31, 2019 of $1,515 per ounce. The federal government and the US Treasury provided massive monetary and fiscal stimulus to the US economy which have helped to spur increases in the silver and gold prices.

The silver price plummeted to multiyear lows in March 2020 when the U.S. stock markets had their greatest single-day fall since the 1987 crash, silver fell from $17.02 per ounce to $12.01 per ounce on March 19, a fall of 29%. Following the March lows, the price of silver price showed resilience during the second quarter trending higher month-over-month, except for June where it traded within a narrow range. In May, price of silver had its largest month-over-month increase of 22% to $18.28 per ounce while the silver price closed at $18.22 per ounce at the end of June.

Subsequent to June 30, 2020, gold and silver prices continued their upward trend with gold and silver prices above $1.950 per ounce and $24 per ounce, respectively, on the back of a global recession and continuous monetary and fiscal stimulus by the central banks around the world.

Liquidity and Capital Resources

Cash and Cash Equivalents

The Company had cash and cash equivalents of $76.7 million at June 30, 2020, which represents a $6.7 million decrease from $83.4 million since the beginning of the year. The decrease was due primarily to $16.7 million of cash generated from operations, repayment of $55.0 million to the revolving credit facility after drawing down $40.0 million during the first quarter, completion of a bought deal equity financing for net proceeds of $65.9 million, which were partially offset by $4.1 million of lease payments, $6.4 million on capital expenditures, $8.8 million of value added tax payments related to the Lindero Project and $57.8 million on construction and pre-production expenses at the Lindero Project.

The Company’s investment objectives for its cash balances, in order of priority, are to preserve capital, to ensure liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company. The Company does not own any asset-based commercial paper or other similar at-risk investments in its investment portfolios.

Working Capital

Working capital at June 30, 2020 was $65.3 million compared to $62.4 million at December 31, 2019.

Management's Discussion and Analysis, page 20

Fortuna Silver Mines Inc.

Capital Resources

As at June 30, 2020, the Company had fully drawn $40 million from its non-revolving credit facility and has $55 million available to it from the $110 million revolving credit facility (collectively, the “Credit Facility”). The revolving credit facility is used to fund the construction of the Lindero Project. The interest rate on the revolving credit facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based as of June 4, 2020 on a defined Net Senior Secured Debt to EBITDA Ratio (previously a total debt to EBITDA ratio) , and is secured by a first ranking lien on the assets of the San Jose and Caylloma mines as well as their holding companies.

On June 4, 2020, the Company reached an agreement with its lenders to amend the financial covenants contained in the $150 million Credit Facility in response to the uncertainty related to COVID-19. The total debt to EBITDA has been removed and replaced with the following ratios:

•	Total Net Debt to EBITDA ratio of not greater than 4.50:1.00 commencing from and including the second quarter of 2020 through to and including the fiscal quarter ended March 31, 2021; and reducing to 4.00:1.00 in the second quarter of 2021 for the remainder of the term of the Credit Facility;

•	Net Senior Secured Debt to EBITDA ratio of not greater than 3.00:1.00 commencing from and including the second quarter of 2020 through to and including the fiscal quarter ended March 31, 2021; and reducing to 2.00:1.00 in the second quarter of 2021 for the remainder of the term of the Credit Facility; and

•	EBITDA to Interest Expense ratio of a minimum of 4.00:1.00 beginning in the second quarter of 2020.

As at June 30, 2020, the Company was in compliance with its financial covenants.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of Underwriters, to purchase on a “bought deal” basis an aggregate of 20,000,000 common shares (the "Shares") of the Company at a price of $3.00 per Share, for aggregate gross proceeds of $60 million (the “Offering”). The Company also granted the Underwriters an over-allotment option, exercisable in whole or in part, within 30 days from the date of the closing of the Offering, to purchase up to an additional 3,000,000 Shares, representing 15% of the number of Shares sold under the Offering. On May 20, 2020, the Company closed the financing, including the exercise of the over-allotment option and issued 23 million Shares for gross proceeds of $69.0 million and incurred $3.1 million of transaction costs.

The full extent and impact of COVID-19 on the Company’s operations and financial condition continues to be difficult to ascertain until the duration of the outbreak, the severity of the virus and the ability to treat it can reasonably be predicted, and when the government of the countries which host our operations lift restrictions on business activities. In the event of an unexpectedly prolonged duration of COVID-19, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to raise additional debt or equity. There is no assurance that the lenders will agree to such a request or that financing will be available to the Company on terms acceptable to it.

Liquidity and capital measures (expressed in $ millions)	June 30, 2020	December 31, 2019	Change
Cash and cash equivalents	$76.7	$83.4	$(6.7)
Credit facility	150.0	150.0	-
Total liquidity available	226.7	233.4	(6.7)
Amount drawn on credit facility	(95.0)	(110.0)	15.0
Net liquidity position	$131.7	$123.4	$8.3

The Company does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available when needed by the Company or its direct and indirect subsidiaries on acceptable terms, or at all, to further explore or develop its properties or to fulfill its obligations under any applicable agreements. Fortuna is a multinational company and relies on financial institutions worldwide to fund corporate and project needs. Instability of large financial institutions may impact the ability of the Company to obtain equity or debt financings in the future and, if obtained, on terms that may not be favorable to the Company. Disruptions in the capital and credit markets as a result of uncertainty, geo-political events, changing or increased regulations of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company’s access to the liquidity needed for the business in the longer term.

Management's Discussion and Analysis, page 21

Fortuna Silver Mines Inc.

The Company may incur substantial debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If the Company does so, the risks related to the Company’s indebtedness could intensify, including: (i) increased difficulty in satisfying existing debt obligations (ii) limitations on the ability to obtain additional financings, or imposed requirements to make non-strategic divestures (iii) impose hedging requirements (iv) imposed restrictions on the Company’s cash flows, for debt repayments or capital expenditures (v) increased vulnerability to general adverse economic and industry conditions (vi) interest rate risk exposure as borrowings may be at variable rates of interest (vii) decreased flexibility in planning for and reacting to changes in the mining industry (viii) reduced competitiveness versus less leveraged competitors, and (ix) increased cost of borrowings.

Subject to the various risks and uncertainties, as explained in the Risks and Uncertainties section, management believes the Company’s mining operations will generate sufficient cash flows and the Company has sufficient available credit lines and cash on hand to fund the construction of the Lindero Project and planned capital and exploration programs.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company does not utilize complex financial instruments in hedging metal price, foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculation or trading purposes.

Provisional priced trade receivables of $14.7 million and an interest rate swap liability of $1.7 million are the Company’s only level 2 fair valued financial instruments and no level 3 instruments are held.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The interest rate swap is measured at estimated fair value.

Related Party Transactions

The Company has entered into the following related party transactions during the three and six months ended June 30, 2020 and 2019:

(a)   Purchase of Goods and Services

The Company was charged for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman, is a director.

	Three months ended June 30,		Six months ended June 30,
(Expressed in $000's)	2020	2019	2020	2019
Personnel costs	$5	$2	$10	$5
General and administrative expenses	24	28	116	113
	$29	$30	$126	$118

Management's Discussion and Analysis, page 22

Fortuna Silver Mines Inc.

As at June 30, 2020, the Company has no outstanding balances (December 31, 2019 - $0.01 million) payable to Gold Group Management Inc. Amounts due to related parties are due on demand and are unsecured.

(b)   Key Management Personnel

During the three and six months ended June 30, 2020 and 2019, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman, is a director. Such amounts, along with other amounts paid to key management personnel are as follows:

	Three months ended June 30,		Six months ended June 30,
(Expressed in $000's)	2020	2019	2020	2019
Salaries and benefits	$1,108	$1,719	$1,582	$3,086
Directors fees	202	186	373	362
Consulting fees	27	22	66	56
Share-based payments	5,178	132	3,912	1,478
	$6,515	$2,059	$5,933	$4,982

Amendments to Accounting Standards that have been issued

In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. This amendment is effective on January 1, 2020 and the first phase amendment is focused on the impact to hedge accounting requirements. The Company adopted the first phase amendment and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022, with early adoption permissible. The Company is assessing the effect of the narrow scope amendment on its consolidated financial statements and the possibility of early adoption.

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to metal price risk as the Company derives its revenue from the sale of silver, gold, lead and zinc; credit risk in the normal course of business; foreign exchange risk as the Company reports its financial statements in U.S. dollars whereas the Company operates in jurisdictions that conducts its business in other currencies; the inherent risks of uncertainties in estimating mineral reserves and mineral resources; the risk in relation to the construction, the timing of commissioning and commencement of commercial production at the Lindero Project; political risks, environmental risks; and risks related to its relations with employees. These and other risks are described below and in the Company’s audited consolidated financial statements for 2019, its Annual Information Form which is available on SEDAR at www.sedar.com, and its Form 40-F filed with the SEC. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Foreign Jurisdiction Risk

The Company currently conducts its operations in Peru, Mexico and Argentina. All these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks or its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include but are not limited to royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company has no political risk insurance coverage against these risks.

All of the Company’s current production and revenue is derived from its operations in Peru and Mexico. As the Company’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation especially in Argentina which has a history of expropriation where the Company is currently in the process of construction at the Lindero Project; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable and undeveloped infrastructure, labor unrest and labor scarcity; difficulty procuring key equipment and components for equipment; import and export regulation and restrictions; the imposition of capital controls which may affect the repatriation of funds; high rates of inflation; extreme fluctuations in foreign exchange rates and the imposition of currency controls; inability to obtain fair dispute resolution or judicial determination because of bias, corruption or abuse of power; difficulties enforcing judgments; difficulties understanding and complying with regulatory and legal framework with respect to ownership and maintenance of mineral properties, mines and mining operations, local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns. Certain of these risks and uncertainties are prevalent in the jurisdictions where the Company operates.

Management's Discussion and Analysis, page 23

Fortuna Silver Mines Inc.

There can be no assurance that these measures will not be extended or that more restrictive measures will be put in place in the countries in which the Company operates, which may result in the suspension of operations at the Company’s mines and at the Lindero Project on a short or long-term basis.

Estimating Mineral Resources and Mineral Reserves

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. Until mineral deposits are actually mined and processed, Mineral Resources, Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced metallurgical recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations. In addition, there can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Management's Discussion and Analysis, page 24

Fortuna Silver Mines Inc.

Uncertainties and Risks Related to the Construction of the Lindero Project

The Company is subject to inherent uncertainties and risks related to the construction and start-up of the Lindero Project, the principal of which include: delays in pre-commissioning, and ramp-up to commercial production; delays associated with contractors; budget overruns due to changes in costs of fuel, labour, power, materials and supplies, inflation and exchange rate risks and potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

The Company’s ability to meet construction, development, and production schedules and cost estimates for the Lindero Project cannot be assured. The Company has prepared estimates of capital costs and/or operating costs for the Lindero Project, but no assurance can be given that such estimates will be achieved. Delays in the commencement of commercial production, failure to achieve cost estimates or material increases in costs due to increases in foreign exchange rates; continuation of capital controls imposed in Argentina; imposition of exchange control restrictions; and delays in obtaining the value added tax refunds, could have an adverse impact in future cash flows, profitability, results of operations and financial condition of the Company.

Environmental Uncertainties

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

Environmental legislation is evolving in a manner requiring stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

Uncertainties and Risks Relating to COVID-19

Epidemics, including the outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020, unless contained could cause a slowdown in global economic growth and have a material adverse effect on the business, operations, financial condition and share price of the Company. COVID-19 has spread from China where the virus was originally reported, to other countries including Peru, Mexico, Argentina and Canada, the countries in which the Company operates.

The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation.

Management's Discussion and Analysis, page 25

Fortuna Silver Mines Inc.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 in the countries in which it operates could have a material adverse impact on the Company’s workforce; the production at the Caylloma Mine and the San Jose Mine; the continued operation at those mines and the completion of construction and the commencement of production at the Lindero Project and the Company’s financial condition. Until the number of cases and death rate start to flatten the curve and decline, there is no certainty that governments may not mandate another round of extreme measures, which could include the suspension of business activities, including mining, which would have an adverse impact on our business.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community. Despite these measures, there can be no assurance that such measures will be successful.

The full extent and impact of COVID-19 on the Company’s operations cannot currently be ascertained, as it depends upon future developments which cannot be predicted, and includes among other matters: the duration of the outbreak, the severity of the virus and the ability to treat it, the ability to collect sufficient data to track the virus and the collective actions taken to curb the spread of the virus.

The continued spread of the virus could have a material adverse effect on the economies of the countries in which the Company operates, including the local communities close to the Company’s operations. In addition, COVID-19 has caused: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed, and in the price of the Company’s securities. The continued adverse effects of the spread of COVID-19 if not contained, could have a material adverse effect on the business, operations and financial condition of Company.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All of our trade receivables from concentrate sales are held with large international metals trading companies. Our cash and cash equivalents are held with large financial institutions and mature within 90 days.

The following table summarizes the Company’s maximum exposure to credit risk as follows:

	June 30,	December 31,
	2020	2019
Cash and cash equivalents	$76,685	$83,404
Accounts receivable and other assets	33,945	47,707
Income tax receivable	3,574	2,553
Other non-current receivables	41,052	38,389
	$155,256	$172,053

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate is sold to large well-known concentrate buyers.

Metal Price Risk

The Company derives its revenue from the sale of silver, gold, lead and zinc. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility that is beyond the Company’s control.

Management's Discussion and Analysis, page 26

Fortuna Silver Mines Inc.

The following table illustrates the sensitivity to a +/-10% change in metal prices on the Company’s outstanding trade receivables as at June 30, 2020:

Metal (Expressed in $ millions)	Change	Effect on Sales
Silver	+/-10%	$1.7
Gold	+/-10%	$1.5
Lead	+/-10%	$0.1
Zinc	+/-10%	$0.2

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production. The Board of Directors assesses the Company’s strategy towards its base metal exposure, depending on market conditions. As at June 30, 2020, the Company had no outstanding forward sales and zero cost collars contracts.

Currency Risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian Soles, Argentine Peso and Mexican Peso. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

The following table summarizes the sensitivity to a +/-10% change in foreign currency exchange rates on the Company’s foreign currency exposure as at June 30, 2020:

		Effect on foreign
		denominated
Currency (Expressed in $ millions)	Change	items
Mexican Peso	+/-10%	$0.5
Peruvian Soles	+/-10%	$-
Argentinian Peso	+/-10%	$3.2
Canadian Dollar	+/-10%	$0.6

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed below in the capital management section, the capital controls in effect when the Company commences production at the Lindero Project, the Company will be required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Project. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina.

Management's Discussion and Analysis, page 27

Fortuna Silver Mines Inc.

The following tables summarizes the Company’s exposure to currency risk through the following assets and liabilities denominated in foreign currencies:

	June 30, 2020
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	2.0	3.9	15.9	26.6
Accounts receivable and other assets	0.0	3.1	185.5	-
Income tax receivable	-	13.9	-	-
Investments in associates	1.5	-	-	-
VAT - long term receivable	-	-	44.2	2,666.1
Trade and other payables	(11.5)	(18.7)	(265.4)	(175.4)
Due to related parties	(0.0)	-	-	-
Provisions, current	-	(0.8)	-	(39.4)
Income tax payable	-	-	(40.0)	-
Other liabilities	(0.4)	(0.1)	(4.4)	-
Provisions	-	-	(51.6)	-
Total foreign currency exposure	(8.5)	1.2	(115.8)	2,477.8
US$ equivalent of foreign currency exposure	$(6.2)	$0.3	$(5.0)	$35.2

Totals may not add due to rounding

	December 31, 2019
	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentinian Pesos
Cash and cash equivalents	0.6	2.3	13.1	11.8
Accounts receivable and other assets	0.3	1.8	4.0	117.5
Income tax receivable	-	8.5	-	-
Investments in associates	1.4	-	-	-
VAT - long term receivable	-	-	10.7	2,039.9
Trade and other payables	(8.5)	(19.4)	(214.7)	(1,454.4)
Due to related parties	(0.0)	-	-	-
Provisions, current	-	-	(3.9)	-
Income tax payable	-	-	(161.9)	-
Other liabilities	-	-	(4.2)	-
Provisions	-	-	(87.5)	-
Total foreign currency exposure	(6.3)	(6.8)	(444.4)	714.8
US$ equivalent of foreign currency exposure	$(4.8)	$(2.1)	$(23.6)	$11.8

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligation as they become due. The volatility of the metals market can impact the Company’s ability to forecast cash flow from operations. In addition, any temporary suspension of production at the Company’s operating mines as a result of COVID-19 will impact the Company’s liquidity.

The Company maintains sufficient liquidity to meet its short-term business requirements, taking into account anticipated cashflows from operations, holdings of cash, cash equivalents and short-term investments and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any. See also Liquidity and Capital Resources.

Management's Discussion and Analysis, page 28

Fortuna Silver Mines Inc.

As at June 30, 2020, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year
	Less than			After
(Expressed in $ millions)	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$47.2	$-	$-	$-	$47.2
Debt	-	95.0	46.0	-	141.0
Income taxes payable	6.8	-	-	-	6.8
Lease obligations	8.6	6.5	4.4	15.0	34.4
Other liabilities	-	0.7	-	-	0.7
Capital commitments, Lindero [2]	1.1	-	-	-	1.1
Closure and reclamation provisions	5.1	6.0	0.7	23.1	35.0
	$68.9	$108.2	$51.1	$38.1	$266.2

[1] Figures may not add due to rounding
[2] Net of $9.1 million of advances to contractors

Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt consisting of credit facilities and convertible debentures, lease obligations less cash and cash equivalents.

	June 30,	December 31,
(Expressed in $ millions)	2020	2019
Equity	$692.0	$635.4
Debt	132.6	146.5
Lease obligations	20.8	23.9
Less: cash and cash equivalents	(76.7)	(83.4)
	$768.7	$722.4

Figures may not add due to rounding

Other than the restrictions related to the Argentine capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at June 30, 2020 and December 31, 2019, the Company was in compliance with its financial covenants in its Credit Facility. See also Liquidity and Capital Resources.

Management's Discussion and Analysis, page 29

Fortuna Silver Mines Inc.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, our interest rate exposure mainly relates to interest earned on our cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. We have entered into an interest rate swap for the $40 million non-revolving credit facility to mitigate the interest rate risk on our debt.

Key Personnel

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. The Company may be subject to claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages or seek the return of surface or mineral rights that may be valuable to the Company which may significantly impact operations and profitability, if lost. These matters are subject to various uncertainties and it is possible that some of these matters may be resolved with an unfavorable outcome to the Company. The Company does carry liability insurance coverage, but such coverage does not cover all risks to which the Company may be exposed to.

Critical Accounting Estimates, Assumptions and Judgements

Many of the amounts included in the consolidated financial statements require management to make estimates, assumptions and judgements. These estimates, assumptions and judgements are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects published by the Canadian Securities Administrators. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Management's Discussion and Analysis, page 30

Fortuna Silver Mines Inc.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or metallurgical recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision. As at December 31, 2019 we have used the following long-term prices for our mineral reserve and mineral resource estimations: gold $1,380/oz, silver $17.00/oz, lead $2,170/t and zinc $2,590/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred mineral resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgment and actual outcomes may vary from these judgments and estimates and such changes could have a material impact on the financial results. Some of the key judgments of the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) to the audited consolidated financial statements for 2019.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is an impairment.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Management's Discussion and Analysis, page 31

Fortuna Silver Mines Inc.

Revenue Recognition

Revenue from the sale of concentrate to customer is recognized when the customer obtains control of the concentrate. A provisional invoice is issued to the customer based on the monthly average metal prices on the expected date of final settlement at which time the final sale prices will be fixed. Variations between the prices at initial recognition and final settlement may occur due to changes in the market metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in the fair value classified as revenue. For changes in metal quantities upon receipt of new information and assays, the provisional sale quantities are adjusted.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Direccion General de Minas (“DGM”) to remove reference to the royalty on the title register. The proceedings are progressing in accordance with the procedures of the FAC.

In January 2020, the Company received notice from DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30 million plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest the cancellation procedure and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a resolution by the District Court is reached on the legality of the cancellation procedure. The timing of a decision by the court at first instance in this action against the DGM is uncertain and may take several months. In the event that the Company is unsuccessful in these proceedings, it may appeal. If ultimately the Company does not prevail, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at June 30, 2020 and December 31, 2019.

Management's Discussion and Analysis, page 32

Fortuna Silver Mines Inc.

Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgment in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

IFRS 16 Leases

Significant estimates, assumptions and judgments made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use  a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

Management's Discussion and Analysis, page 33

Fortuna Silver Mines Inc.

Share Position and Outstanding Options and Equity Based Share Units

The Company has 183,984,101 common shares outstanding as at August 12, 2020. In addition, 3,638,732 incentive stock options and equity-settled restricted and performance share units are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	617,694	$6.35	May 28, 2022
	640,951	$6.20	March 18, 2023
	7,551	$7.15	June 4, 2023
	1,266,196		Vesting Date

Equity-Settled Share Units:	709,650	n/a	March 19, 2021
	2,447	n/a	June 5, 2021
	845,219	n/a	March 15, 2022
	815,220	n/a	April 20, 2023
	2,372,536

Total outstanding	3,638,732

An aggregate of 422,609 equity-settled performance share units issued in 2019 are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On April 20, 2020, the Company granted 815,220 equity-settled restricted share units which vest 20% on the first anniversary of the date of grant, 30% on the second anniversary and 50% on the third anniversary. The fair value of each restricted share unit on the grant date was $2.36 (C$3.32).

As at June 30, 2020, the Company has $46.0 million of Debentures that are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Subject to certain exceptions in connection with a change of control of the Company, the Debentures will not be redeemable by the Company prior to October 31, 2022. On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares. The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management's Discussion and Analysis, page 34

Fortuna Silver Mines Inc.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

During the first quarter, the Company moved all of its corporate office and management office staff and many site administrative staff offsite to work from home. This change has required certain processes and controls that were previously documented manually to be completed and retained in electronic form. Aside from this change, there have been no other changes in the Company’s internal control over financial reporting for the three ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various Non-GAAP Financial Measures, including cash cost per payable ounce of silver equivalent; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost per payable ounce of silver equivalent production; all-in sustaining cash cost per payable ounce of silver equivalent production; free cashflow from ongoing operations; adjusted net income (loss); and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and total production cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

Management's Discussion and Analysis, page 35

Fortuna Silver Mines Inc.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2020 and 2019:

		Three Months Ended		Six Months Ended
CONSOLIDATED MINE CASH COST SILVER EQUIVALENT		June 30,		June 30,
(Expressed in $'000's, except unit costs)		2020	2019	2020	2019
Cost of sales		$30,707	$44,930	$70,784	$82,434
Change in concentrate inventory		(1,252)	(1,382)	354	510
Depletion and depreciation in concentrate inventory		545	545	134	(107)
Inventory adjustment		(118)	-	2	-
IFRS 16 embedded lease adjustment		495	577	1,069	1,169
Royalties and mining taxes		(902)	(982)	(1,958)	(1,770)
Provision for community support		27	-	99	(2)
Workers participation		(611)	(1,789)	(1,917)	(2,722)
Depletion and depreciation		(8,273)	(11,702)	(19,536)	(21,354)
Cash cost	A	20,618	30,197	$49,031	$58,158
Treatment charges		4,774	2,637	9,513	5,393
Refining charges		961	1,350	2,231	2,629
Cash cost applicable per payable ounce	B	26,353	34,184	60,775	66,180
Payable ounces of silver equivalent production[1]	C	2,697,348	4,580,296	6,277,122	8,931,238
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$9.77	$7.46	$9.68	$7.41

Notes:

1  Silver equivalent production for Q2 2020 is calculated using a silver to gold ratio of 100:1 (Q2 2019: 88:1), silver to lead ratio of 1:21.3 pounds (Q2 2019: 1:17.4), and silver to zinc ratio of 1:18.1 pounds (Q2 2019: 1:11.9).  Year-to-date ("YTD") for Q2 2020 YTD: silver gold ratio of 99:1 (Q2 2019 YTD: 86:1), silver to lead ratio of 1:20.9 pounds (Q2 2019 YTD: 1:17.1) and silver to zinc ratio of 1:17.9 pounds (Q2 2019 YTD: 1:12.3)

2  Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales and Realized Prices

		Three Months Ended		Six Months Ended
SAN JOSE MINE		June 30,		June 30,
(Expressed in $'000's, except unit costs)		2020	2019	2020	2019
Cost of sales		$16,427	$30,565	$43,714	$54,862
Change in concentrate inventory		286	(1,498)	(64)	477
Depletion and depreciation in concentrate inventory		(110)	569	5	(122)
Inventory adjustment		(118)	-	2	-
IFRS 16 embedded lease adjustment		4	24	10	47
Royalties and mining taxes		(749)	(940)	(1,639)	(1,681)
Workers participation		(803)	(1,604)	(2,089)	(2,259)
Depletion and depreciation		(4,371)	(8,419)	(11,818)	(15,007)
Cash cost	A	10,566	18,697	28,121	36,317
Total processed ore (tonnes)	B	160,151	271,016	406,977	527,658
Cash cost per tonne of processed ore ($/t)	=A/B	$65.98	$68.99	$69.10	$68.83
Cash cost	A	$10,566	$18,697	$28,121	$36,317
Treatment charges		102	(106)	(216)	(15)
Refining charges		588	1,222	1,478	2,365
Cash cost applicable per payable ounce	B	11,256	19,813	29,383	38,667
Payable ounces of silver equivalent production[1]	C	1,621,819	3,180,913	4,024,666	6,121,654
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$6.94	$6.23	$7.30	$6.32
Mining cost per tonne		$38.44	$37.02	$36.65	$35.84
Milling cost per tonne		13.88	16.61	17.10	17.45
Indirect cost per tonne		7.72	8.60	8.62	8.44
Community relations cost per tonne		5.88	1.65	2.70	1.61
Distribution cost per tonne		0.06	5.11	4.03	5.49
Total production cost per tonne		$65.98	$68.99	$69.10	$68.83

Notes:

1  Silver equivalent production for Q2 2020 is calculated using a silver to gold ratio of 100:1 (Q2 2019: 88.3:1) and for Q2 2020 YTD: silver to gold ratio of 99:1 (Q2 2019 YTD: 86:1)

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

Management's Discussion and Analysis, page 36

Fortuna Silver Mines Inc.

		Three Months Ended		Six Months Ended
CAYLLOMA MINE		June 30,		June 30,
(Expressed in $'000's, except unit costs)		2020	2019	2020	2019
Cost of sales		$14,280	$14,365	$27,070	$27,572
Change in concentrate inventory		(1,538)	116	289	33
Depletion and depreciation in concentrate inventory		655	(24)	129	15
IFRS 16 embedded lease adjustment		491	553	1,059	1,122
Royalties and mining taxes		(153)	(42)	(319)	(89)
Provision for community support		27	-	99	-
Workers participation		192	(185)	172	(463)
Depletion and depreciation		(3,902)	(3,283)	(7,718)	(6,347)
Cash cost	A	10,052	11,500	20,781	21,843
Total processed ore (tonnes)	B	134,172	133,548	266,913	263,698
Cash cost per tonne of processed ore ($/t)	=A/B	$74.92	$86.11	$77.86	$82.83
Cash cost	A	$10,052	$11,500	$20,781	$21,843
Treatment charges		4,672	2,743	9,729	5,408
Refining charges		373	128	753	264
Cash cost applicable per payable ounce	B	15,097	14,371	31,263	27,515
Payable ounces of silver equivalent production[1]	C	1,075,529	1,399,383	2,252,456	2,809,584
Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$14.04	$10.27	$13.88	$9.79
Mining cost per tonne		$34.67	$42.04	$37.34	$40.45
Milling cost per tonne		13.43	14.35	13.69	13.78
Indirect cost per tonne		19.45	22.63	19.87	21.30
Community relations cost per tonne		6.83	0.49	3.63	0.37
Distribution cost per tonne		0.54	6.60	3.33	6.93
Total production cost per tonne		$74.92	$86.11	$77.86	$82.83

Notes:

1   Silver equivalent production for Q2 2020 is calculated using a silver to gold ratio of 105:9 (Q2 2019: 87.2:1) , silver to lead ratio of 1:21.3 pounds (Q2 2019:  1:17.4), and silver to zinc ratio of 1:18.1 pounds (Q2 2019:  1:11.9).  YTD 2020: silver to gold ratio of 98.5:1 (Q2 2019 YTD: 86:1), silver to lead ratio of 1:20.9 pounds (Q2 2019 YTD: 1:17.1, and silver to zinc ratio of 1:17.9 pounds (Q2 2019 YTD: 1:12.3)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the World Gold Council (“WGC”).

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis. Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

Management's Discussion and Analysis, page 37

Fortuna Silver Mines Inc.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended		Six Months Ended
SAN JOSE MINE	June 30,		June 30,
(Expressed in $'000's, except unit costs)	2020	2019	2020	2019
Cash cost applicable	$11,256	$19,813	$29,383	$38,667
Royalties and mining taxes	1,488	2,546	3,087	4,471
Workers' participation	1,004	2,005	2,611	2,824
General and administrative expenses (operations)	1,444	1,610	2,865	2,967
Adjusted operating cash cost	15,192	25,974	37,946	48,929
Care and maintenance costs (Impact of COVID-19)	1,568	-	1,568	-
Sustaining capital expenditures[3]	1,170	1,856	2,743	3,412
Brownfield exploration expenditures[3]	194	1,616	1,500	2,652
All-in sustaining cash cost	18,124	29,446	43,757	54,993
Non-sustaining capital expenditures[3]	122	324	249	794
All-in cash cost	18,246	29,770	44,006	55,787
Payable ounces of silver equivalent production[1]	1,621,819	3,180,913	4,024,666	6,121,654
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$11.18	$9.26	$10.87	$8.98
All-in cash cost per ounce of payable silver equivalent[2]	$11.25	$9.36	$10.93	$9.11

Notes:

1  Silver equivalent production for Q2 2020 is calculated using a silver to gold ratio of 100:1 (Q2 2019: 88.3:1) and for Q2 2020 YTD: silver to gold ratio of 99:1 (Q2 2019 YTD: 86:1)

2  Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales and Realized Prices

3.   Presented on a cash basis

	Three Months Ended		Six Months Ended
CAYLLOMA MINE	June 30,		June 30,
(Expressed in $'000's, except unit costs)	2020	2019	2020	2019
Cash cost applicable	$15,097	$14,371	$31,263	$27,515
Royalties and mining taxes	284	274	584	785
Workers' participation	(192)	219	(167)	548
General and administrative expenses (operations)	771	949	1,813	1,894
Adjusted operating cash cost	15,960	15,813	33,493	30,742
Sustaining capital expenditures[3]	955	2,902	2,829	6,027
Brownfield exploration expenditures[3]	86	154	349	305
All-in sustaining cash cost	17,001	18,869	36,671	37,074
Non-sustaining capital expenditures[1]	-	148	-	148
All-in cash cost	17,001	19,017	36,671	37,222
Payable ounces of silver equivalent production[1]	1,075,529	1,399,383	2,252,456	2,809,584
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$15.81	$13.48	$16.28	$13.20
All-in cash cost per ounce of payable silver equivalent[2]	$15.81	$13.59	$16.28	$13.25

Notes:
[1] Silver equivalent production for Q2 2020 is calculated using a silver to gold ratio of 105.9:1 (Q2 2019: 87.2:1) , silver to lead ratio of 1:21.3 pounds (Q2 2019: 1:17.4), and silver to zinc ratio of 1:18.1 pounds (Q2 2019: 1:11.9), and Q2 2020 YTD: silver to gold ratio of 98.5:1 (Q2 2019 YTD: 86:1), silver to lead ratio of 1:20.9 pounds (Q2 2019 YTD: 1:17.1) and silver to zinc ratio of 1:17.9 pounds (Q2 2019 YTD: 1:12.3)
2. Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
3. Presented on a cash basis

Management's Discussion and Analysis, page 38

Fortuna Silver Mines Inc.

Free Cash Flow from Ongoing Operations

The Company uses the financial measure of “free cash flow from ongoing operations” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid. This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth through investments and capital expenditures. These performance measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

The following table presents a reconciliation of free cash flow from ongoing operations for the three and six months ended June 30, 2020 and 2019:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net cash provided by operating activities, as reported	$3.4	$24.0	$16.7	$27.9
Less: Change in long-term receivables	(0.4)	-	(0.6)	1.5
Less: Additions to mineral properties, plant and equipment	(3.3)	(4.7)	(8.3)	(13.3)
Less: Contractor advances for plant and equipment	-	(0.3)	-	(0.6)
Add: Advances applied to plant and equipment	-	0.3	-	0.5
Less: Current income tax expense	(4.0)	(9.9)	(10.0)	(18.5)
Add: Income taxes paid	4.5	6.0	16.5	20.0
Free cash flow from ongoing operations	$0.2	$15.4	$14.3	$17.5

Adjusted Net Income (Loss)

The Company uses the financial measure of “adjusted net income (loss)” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income (loss)” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

The following table presents a reconciliation of the adjusted net income (loss) for the three and six months ended June 30, 2020 and 2019:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net income (loss) for the period	$(5.7)	$10.3	$(10.2)	$12.5
Adjustments, net of tax:
Community support provision	-	-	(0.1)	-
Foreign exchange loss, Lindero project	2.7	(0.7)	6.0	2.2
Income tax, Lindero project	-	(2.7)	-	(1.1)
Share of loss from associates	-	0.1	0.1	0.1
Investment income	(2.2)	-	(3.3)	-
Other non-cash items	0.1	0.2	0.2	1.9
Adjusted net income (loss)	$(5.1)	$7.2	$(7.3)	$15.6

Management's Discussion and Analysis, page 39

Fortuna Silver Mines Inc.

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures, but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

The following table presents a reconciliation of Adjusted EBITDA for the three and six months ended June 30, 2020 and 2019:

	Three months ended		Six months ended
	June 30,		June 30,
(Expressed in $ millions)	2020	2019	2020	2019
Net income (loss) for the period	$(5.7)	$10.3	$(10.2)	$12.5
Adjustments:
Community support provision	-	-	(0.1)	-
Inventory adjustment	0.1	-	-	-
Foreign exchange loss, Lindero project	2.7	(0.7)	6.0	2.2
Net finance items	0.3	-	0.6	(0.2)
Depreciation, depletion, and amortization	8.9	11.4	20.5	20.5
Income taxes	6.2	5.7	13.3	12.9
Share of loss from associates	-	0.1	0.1	0.1
Investment income	(2.2)	-	(3.3)	-
Other non-cash items	(0.9)	0.4	(1.5)	3.1
Adjusted EBITDA	$9.4	$27.2	$25.4	$51.1

Figures may not add due to rounding

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services for the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available at www.sedar.com and www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 40

Fortuna Silver Mines Inc.

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	the potential impact of COVID-19 on the Company’s business and operations, and financial condition, including the Company’s ability to operate or to continue operating at its sites;

•	the Company’s ability to manage challenges presented by COVID-19;

•	achieving the targets set out in the Company’s cost reduction programs;

•	the approval from applicable governmental authorities to the re-commencement of operations at the San Jose Mine and the Lindero Project;

•	the effectiveness of the preventative measures and safety protocols put in place by the Company to curb the spread of COVID-19;

•	escalation of travel restrictions resulted from COVID-19;

•	production rates at the Company’s properties;

•	cash cost estimates;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned greenfield exploration programs;

•	the Company’s planned capital expenditures and brownfields exploration at the San Jose Mine;

•	the Company’s planned capital expenditures and brownfields exploration at the Caylloma Mine;

•	the Company’s planned capital expenditures and brownfields exploration at the Lindero Project;

•	the Company’s construction of the open pit gold heap leach mine at the Lindero Project and the anticipated timing for the completion of the project and the commencement of commercial production of the mine;

•	the updated construction schedule and cost budget for the Lindero Project to take into account the impact of COVID-19;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	expiry dates of bank letters of guarantee;

•	litigation matters;

•	estimated mine closure costs; and

•	management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	operational risks relating to mining and mineral processing;

•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;

•	uncertainty relating to capital and operating costs, production schedules and economic returns;

•	uncertainty and risks related to the start-up of the Lindero Project;

•	uncertainty relating to capital and operating costs and economic returns of development projects such as the Lindero Project;

•	risks related to the construction, commissioning and commencement of commercial production at the Lindero Project;

•	risks associated with mineral exploration and project development;

•	uncertainty relating to the repatriation of funds as a result of currency controls;

•	environmental matters including potential liability claims;

Management's Discussion and Analysis, page 41

Fortuna Silver Mines Inc.

•	uncertainty relating to nature and climate conditions;

•	risks associated with political instability and changes to the regulations governing the Company’s business operations;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	risks relating to the termination of the Company’s mining concessions in certain circumstances;

•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;

•	developing and maintaining relationships with local communities and stakeholders;

•	risks associated with losing control of public perception as a result of social media and other web-based applications;

•	potential opposition of the Company’s exploration, development and operational activities;

•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;

•	substantial reliance on the Caylloma Mine and San Jose Mine for revenues;

•	property title matters;

•	risks relating to the integration of businesses and assets acquired by the Company;

•	impairments;

•	risks associated with climate change legislation;

•	reliance on key personnel;

•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;

•	risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions;

•	adequacy of insurance coverage;

•	risks related to the Company’s compliance with the United States Sarbanes-Oxley Act;

•	risks related to the foreign corrupt practices regulations and anti-bribery laws;

•	potential legal proceedings; to which it is a party;

•	the Company is subject to any adverse ruling in any of the litigation

•	uncertainties relating to general economic conditions;

•	risks relating to a global pandemic, which unless contained could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;

•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability operate or continue to operate at its sites;

•	possible future suspensions of operations at the mine sites or the Lindero Project related to COVID-19;

•	the Company’s ability to manage challenges presented by COVID-19;

•	competition;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	fluctuations in currency exchange rates;

•	tax audits and reassessments;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	sufficiency of monies allotted by the Company for land reclamation;

•	dilution from further equity or convertible debenture financings; and

•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

Management's Discussion and Analysis, page 42

Fortuna Silver Mines Inc.

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;

•	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Caylloma Mine and the San Jose Mine relating to COVID-19 or otherwise that would impair their ability to provide goods and services;

•	there being no material and negative impact to the various contractors, suppliers and subcontractors for the Lindero Project relating to COVID-19 or otherwise that would impair their ability to provide goods and services;

•	permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Canadian standards, including National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), differ significantly from the disclosure requirements of U.S securities laws currently in effect, and Mineral Reserve and Mineral Resource information contained or incorporated by reference in this MD&A may not be comparable to similar information disclosed by United States companies. Equivalent U.S. disclosure requirements are currently governed by the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. In particular, and without limiting the generality of the foregoing, the term Mineral Resource does not equate to the term “reserve”. Under the SEC’s disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would need to be in hand or issuance imminent in order to classify mineralized material as reserves under such U.S. standards currently in effect. The SEC has not recognised the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC’s disclosure standards currently in effect normally do not permit the inclusion of information concerning Measured Mineral Resources, Indicated Mineral Resources or Inferred Mineral Resources or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC.

United States investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into reserves. United States investors should also understand that Inferred Mineral Resources have an even greater amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a category having a higher degree of certainty. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

Disclosure of “contained tonnes” in a Mineral Resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC’s disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of Mineral Reserves are also not the same as those of the SEC’s disclosure standards currently in effect under Industry Guide 7, and Mineral Reserves reported in compliance with NI 43-101 may not qualify as “reserves” under such SEC standards. Accordingly, information contained in this MD&A or any documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis, page 43